AGM Group Holdings Inc. c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

January 27, 2022

Via Electronic Mail

Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	AGM Group Holdings Inc. (the “Company”)

Dear Mr. Pattan:

This letter is in response to the letter dated January 25, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to AGM Group Holdings Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Registration Statement on Form F-3 filed January 11, 2022

General

1.	Please disclose whether you or your Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. If so, please review the Sample Letter to China-Based Companies on our website and make any necessary revisions.

RESPONSE: We respectfully advise the Staff that neither we nor our Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China and disclosed as such on the cover page as well as on page 15.

2.	We note your risk factor disclosure, beginning on page 11, regarding the future regulation of bitcoin having a potentially negative impact on the bitcoins you mine or otherwise acquire. Please tell us whether the company mines or intends to mine bitcoin or any other digital assets. Additionally, please tell us whether the company intends to buy, sell, hold, or accept bitcoin or any other digital assets as payment.

RESPONSE: We respectfully advise the Staff that the Company and its subsidiaries do not intend to mine bitcoin or any other digital assets, or buy, sell, hold, or accept bitcoin or any other digital assets as payment. The Company only intends to sell mining machine, but does not conduct any mining activities, and we have revised the risk factor disclosure accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

AGM Group Holdings Inc.

/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Co-Chief Executive Officer